09055986

[illegible] TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
~~8-44744~~ 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TFS DERIVATIVES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17 STATE STREET, 41st FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD SPINDEL **(212) 509-7800**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young, LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TFS Derivatives Corp, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Judith A. Ricciardi
Signature

Chief Financial Officer
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Shareholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Registered Public Accounting Firm Supplementary Report on Internal Control as required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives Corp.

(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2008

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (the Company) as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2008, in conformity with U.S. generally accepted accounting principles

Ernst & Young LLP

February 26, 2009

TFS Derivatives Corp.

(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents ($1,526,580 of which is collateral on deposit)	$ 14,565,971
Commissions receivable	16,092,848
Due from affiliate	170,449
Total assets	$ 30,829,268
Liabilities and stockholder's equity	
Liabilities:	
Due to Parent	$ 3,899,216
Due to affiliate	1,350,472
Total liabilities	5,249,688
Stockholder's equity	25,579,580
Total liabilities and stockholder's equity	$ 30,829,268

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Description of Business

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition, a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and as an introducing broker with the Commodity Futures Trading Commission, and is a member of the Financial Industry Regulatory Authority and National Futures Association. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. At December 31, 2008, the Company had approximately $1,520,791 in cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade date basis.

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due to Parent on the statement of financial condition primarily represents amounts that are due in connection with the management fee arrangement and income taxes.

The Company has two space and revenue sharing arrangements (collectively the "Arrangements" and individually the "Arrangement") with an affiliate. Under the first Arrangement which was executed in December 2005, the affiliate utilizes the Company's office space for a certain business line activities of the affiliate and the affiliate provides certain compliance and operational support services to the Company related to the Company's business activities. Under this first Arrangement, the Company receives 33% of the affiliate's net profits (as defined) of the referenced business line occupying the Company's space. Under the second Arrangement which was executed in May 2007, the affiliate also utilizes the Company's office space for a new business line and in return the Company is entitled to 100% of the profits/losses of this business line. Due from affiliate on the statement of financial condition at December 31, 2008 primarily represents amounts receivable of $170,449 resulting from the Arrangements.

A royalty agreement was executed in 2008 between the Compagnie Financière Tradition and the Company. The royalty arrangement assesses a fee for use of the Tradition name and Logo and any other benefits the Company may derive from being associated with Compagnie Financière Tradition. For the year-end December 31, 2008 amounts payable to Compagnie Financière Tradition of $1,350,172 relating to this royalty agreement were included in due to affiliate on the statement of financial condition.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis. The difference between the Company's effective tax rate and the federal statutory rate applicable to the Company is primarily due to state and local taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed. FIN 48 requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. FIN 48 was initially effective for fiscal years beginning after December 31, 2008. Consequently, the Company is not required to implement FIN 48 until January 1, 2009. The Company is in the process of determining the effect, if any, of the impact of adopting FIN 48 on its financial statements.

5. Net Capital Requirements

The Company is subject to the higher of the net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") and the Commodity Futures Trading Commission's Rule 1.17 ("Rule 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions. The Company is subject to a minimum net capital requirement of $45,000 under Rule 1.17.

At December 31, 2008, the Company had net capital of $13,554,329, which was $13,204,350 in excess of its required net capital of $349,979 under Rule 15c3-1. The Company's percentage of aggregate indebtedness to net capital was 39% at December 31, 2008.

6. Concentration of Credit Risk

At December 31, 2008, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Commission's receivable represents amounts due from customers, which primarily consist of securities firms. At December 31, 2008, approximately $11,382,833 in commission's receivable is concentrated among eight major securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Borrowings

In February 2007, the Company entered into a $3,000,000 Revolving Line of Credit (the "LOC") which bears interest on the aggregate principal outstanding at a per annum rate equal to the Wall Street Journal Prime Rate (as defined). The LOC includes customary financial and operating covenants, the most significant of which require maintenance of specified levels of stockholder's equity. For the year ended December 31, 2008 there were no borrowings outstanding under the Note. Effective February 5, 2008, the LOC automatically renews for one year periods.

In connection with obtaining this Note, the Company maintained a $1,526,580 cash collateral deposit on account with the lender.

8. Fair Value of Financial Instruments

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("FAS 157"). FAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company adopted FAS 157 as of the beginning of 2008. There was no transition adjustment related to the adoption of FAS 157.

FAS 157 applies to all financial instruments that are measured and reported on a fair value basis. FAS 157 defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. No financial instruments are measured at fair value under SFAS No. 157 as of December 31, 2008.

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Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

TFS Derivatives Corp.
(A wholly-owned subsidiary of Tradition Financial Services, Inc.)
December 31, 2008

(A statement of financial condition has been bound and separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.)

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of
TFS Derivatives Corp.

In planning and performing our audit of the financial statements of TFS Derivatives Corp. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2008, and these deficiencies do not affect our report on the financial statements of the Company dated December 31, 2008. At December 31, 2008, the Company did not properly record certain non-allowable asset deductions in its computation of net capital under SEC Rule 15c3-1. The Company's internal controls did not detect this error. While this did not result in a net capital deficiency, it did materially affect the amount of reported net capital and excess net capital by the Company. The Company subsequently adjusted its procedures for computing net capital.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, with the exception of the matter noted in the previous paragraph which we consider to be a material inadequacy, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, CFTC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2009

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives Corp.
(A wholly-owned subsidiary of Tradition Financial Services, Inc.)
December 31, 2008
with Report of Independent Registered Public Accounting Firm

(A report of independent registered public accounting firm on internal control has been bound and separately filed with the Securities and Exchange Commission simultaneously herewith as a public document.)